CONFIDENTIAL TREATMENT REQUEST

BY FIRST FEDERAL BANCSHARES

OF ARKANSAS, INC.

February 10, 2014

Mr. Michael R. Clampitt

Senior Attorney

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	First Federal Bancshares of Arkansas, Inc.
Amendment No. 3 to Registration Statement on Form S-4
Submitted January 10, 2014
File No. 333-190845

Dear Mr. Clampitt:

We are in receipt of your letter, dated January 23, 2014, wherein comments were provided in respect of Amendment No. 3 to the Registration Statement on Form S-4 (the “Registration Statement”) filed by First Federal Bancshares of Arkansas, Inc. (the “Company”) on January 10, 2014, and we have prepared this response to the specific inquiries included in that letter. For the convenience of the Staff, our responses are numbered to correspond to the numbers used to designate the Staff’s comments in the comment letter, and we have restated each comment in its entirety with our response following immediately thereafter.

Summary

1.

Please add a recent developments section disclosing any material developments for each company since September 30, 2013. Alternately, please state on your acceleration request that there have been no material adverse changes in the Results of Operations or Financial Condition of either company since September 30, 2013.

Response: There have been no material adverse changes in the Results of Operations or Financial Condition of either the Company or First National Security Company since September 30, 2013. In our acceleration request, we will include a confirmatory statement to that effect.

First National Security Company

Consolidated Balance Sheet, page F-59

Mr. Michael R. Clampitt	CONFIDENTIAL TREATMENT REQUEST
February 10, 2014	BY FIRST FEDERAL BANCSHARES
Page 2	OF ARKANSAS, INC.

2.

Please tell us whether the company has performed a goodwill impairment analysis in accordance with ASC 350-20-35, as a result of the proposed transaction and the net carrying value of the assets of FNSC being greater than the merger consideration to be received.

Response: [REDACTED]

Please direct any questions or additional comments regarding the Registration Statement on Form S-4 or this letter to the undersigned at (870) 741-7641 or cwewers@ffbh.com.

Sincerely,

/s/ Christopher M. Wewers

President and Chief Executive Officer

First Federal Bancshares of Arkansas, Inc.

cc:	Daniel L. Heard Kutak Rock LLP C. Douglas Buford, Jr. Mitchell, Williams, Selig, Gates & Woodyard, P.L.L.C.